# Ad Mock-Up Overview

## Digital Ad – Version 1 (300x250)


FREE THE EAGLE
RENEW HARLEY
Harley-Davidson urgently needs new leadership.
It's time to put H-D back on the path to success.
LEARN MORE
FREETHEEAGLE.COM

## Final Copy & Ad Specifications

**Copy:**

Harley-Davidson urgently needs new leadership.

It's time to put H-D back on the path to success.

[CTA Button Linking to Homepage] Learn more.

**Additional Information:**

Ads will run in the following standard dimensions:

- 300 x 250 (Medium Rectangle)
- 728 x 90 (Leaderboard)
- 160 x 600 (Wide Skyscraper)
- 320 x 50 (Mobile Leaderboard)
- 300 x 600 (Half Page)
- 970 x 250 (Billboard)
- 336 x 280 (Large Rectangle)
- 250 x 250 (Square)
- 200 x 200 (Small Square)

# Ad Mock-Up Overview

## Digital Ad – Version 2 (300x250)


FREE THE EAGLE
RENEW HARLEY
Harley-Davidson shareholders, dealers and riders deserve better.
It’s time to restore the iconic brand to greatness.
LEARN MORE
FREETHEEAGLE.COM

## Final Copy & Ad Specifications

**Copy:**

Harley-Davidson shareholders, dealers and riders deserve better.

It’s time to restore the iconic brand to greatness.

[CTA Button Linking to Homepage] Learn more.

**Additional Information:**

Ads will run in the following standard dimensions:

- 300 x 250 (Medium Rectangle)
- 728 x 90 (Leaderboard)
- 160 x 600 (Wide Skyscraper)
- 320 x 50 (Mobile Leaderboard)
- 300 x 600 (Half Page)
- 970 x 250 (Billboard)
- 336 x 280 (Large Rectangle)
- 250 x 250 (Square)
- 200 x 200 (Small Square)

# Ad Mock-Up Overview

## Digital Ad – Version 3 (300x250)


ATTENTION SHAREHOLDERS:
YOUR VOICE MATTERS.
Help us fix Harley-Davidson.
LEARN HOW TO VOTE
FREETHEEAGLE.COM
FREE THE EAGLE
RENEW HARLEY

## Final Copy & Ad Specifications

**Copy:**

Help us fix Harley-Davidson.

Attention shareholders: your voice matters.

[CTA Button Linking to How To Vote Page] Learn how to vote.

**Additional Information:**

Ads will run in the following standard dimensions:

- 300 x 250 (Medium Rectangle)
- 728 x 90 (Leaderboard)
- 160 x 600 (Wide Skyscraper)
- 320 x 50 (Mobile Leaderboard)
- 300 x 600 (Half Page)
- 970 x 250 (Billboard)
- 336 x 280 (Large Rectangle)
- 250 x 250 (Square)
- 200 x 200 (Small Square)